UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

COMPANY NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRATION	:	00124

TAX PAYER I.D.	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the following regarding Embotelladora Andina S.A. (the “Company”), its business, its values of public offering or the tender of them as a material event:

On this date, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, acquired from CMR Companhia Maranhense de Refrigerantes (as      Renosa Industria Brasileira de Bebidas S.A. (“Renosa”) 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. (“Sorocaba”), which is equivalent to 40% of the total shares of Sorocaba.

The purchase price was R$146.946.0044, and it was paid in cash.

Sorocaba is a bottler of The Coca-Cola System that operates in the southern region of Sao Paulo, Brazil. During 2011 sales volume amounted to 37 million unit cases, with revenues amounting to R$246 million and an EBITDA of R$41 million .

Santiago, November 9, 2012.

(signed)

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, November 9, 2012